ROPKA LAW, LLC

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

January 12, 2021

VIA EDGAR

Christina DiAngelo Fettig, Senior Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Re:

Archer Investment Series Trust (“Registrant”)

File Nos. 333-163981 / 811-22356

Dear Ms. DiAngelo Fettig:

Kindly accept this letter in response to our telephone conversation on December 2, 2020, wherein you provided comments to the above referenced registrant’s 2020 Annual Report, Form N-CSR, filed on November 6, 2020 as well as Registration Statement disclosures.

You asked that regarding all future filings by this Registrant that the following items be amended.

1)

As to the manager’s commentary on page 4, provide a fuller management discussion of fund performance of the Archer Focus Fund and the Archer Multi Cap Fund in accordance with Form N-1A, Item 27(b)(7).

Response: Registrant understands and acknowledges its obligation under Item 27(b)(7) of Form N1-A to provide a more fuller management discussion of each Archer Fund’s performance for funds that have greater than six (6) months of operations.

2)

As to the Archer Balanced Fund and Archer Income Fund, since during at least the last three (3) fiscal years of each Fund, there have been no investments in covered call options, confirm that the principal investment strategies and risks of the Funds have been revised accordingly.

Response: Registrant has made the requested revision in its Post-Effective Amendment filing No. 34.

Ms. Christina DiAngelo Fettig

January 12, 2021

3)

As to each of the Archer Balanced Fund and Archer Income Fund, the Structured Notes Section of the Schedule of Investments in its Annual Report should provide greater detail as to the underlying investments of the structured note.

Response: In the future, the Registrant will provide greater detail of the underlying investments of each structured note held in the Funds’ portfolio, providing transparency to the underlying investments of the structured notes.

4)

As to the Archer Income Fund, in the current principal investment strategies, the statement that the Fund “will invest in fixed income securities primarily through exchange-traded funds ("ETFs") and mutual funds (collectively, the "Underlying Funds") that are not affiliated with the Fund or the advisor” does not appear accurate. Please revise strategy accordingly.

Response: The Registrant has revised its principal investment strategy in Post-Effective Amendment filing No. 34, to read: “The Fund will invest in fixed income securities through exchange-traded funds ("ETFs") and mutual funds (collectively, the "Underlying Funds") that are not affiliated with the Fund or the advisor.”

5)

As to the Archer Income Fund, please evaluate the use of the term “will invest” in the statement that the Fund “will invest up to 25% of its assets in foreign debt securities denominated in U.S. dollars and foreign currencies.”

Response: The referenced disclosure has been revised to state that the Archer Income Fund “may invest up to 25% of its assets in foreign debt securities denominated in U.S. dollars and foreign currencies” in the Registrant’s Post-Effective Amendment filing No. 34.

6)

As to the Archer Stock Fund, please include a policy that the Fund will invest in at least 80% assets in stocks in accordance with Rule 35d-1.

Response: The Registrant has revised its principal investment strategy to include this policy in satisfaction of Rule 35d-1 in its Post-Effective Amendment filing No. 34.

7)

As to the Archer Focus Fund, the fee table of the initial prospectus does not describe the ability of the adviser to recapture previously waived expenses. Please ensure that future updates of that Fund’s footnotes to the fee table includes the terms under which the Adviser may recapture previously waived expenses.

Response: The Registrant has revised the applicable footnote to the Fee Table in its Post-Effective Amendment filing No. 34.

8)

Please modify Note #1 to the Financial Statements to indicate the diversification status of the Funds.

Response: The Registrant will make the requested revision in future filings.

Ms. Christina DiAngelo Fettig

January 12, 2021

9)

Please update the disclosure in Note #5 of the Financial Statements regarding the Adviser’s ability to recapture previously waived expenses to the disclosure in the prospectus.

Response: The Registrant will make the requested revision in future filings.

10)

In future filings, describe the services for which the Adviser is paid in administration fees in Note #5 of the Financial Statements.

Response: The Registrant will make the requested revision in future filings.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ab

cc: client